Mail Stop 4561

August 14, 2006

Mr. James P. DeBlasio
President and Chief Executive Officer
Internap Network Services Corporation
250 Williams Street
Atlanta, GA 30303

      Re: **Internap Network Services Corporation**
                 Form 10-K for the Fiscal Year Ended December 31, 2005
                 Form 10-Q for the Quarterly Period Ended March 31, 2006
                 Form 10-Q for the Quarterly Period Ended June 30, 2006
                 File No. 000-27265

Dear Mr. DeBlasio:

       We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                          Sincerely,

                          Stephen Krikorian
                          Accounting Branch Chief